130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 24, 2021	No. 21-05

Avalon Receives High-Ranking ESG Risk Rating

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to report on its Environmental, Social and Corporate Governance ("ESG") Risk Rating following an independent audit of the Company's business practices and policies performed by Sustainalytics, a Morningstar company, as first announced on November 3, 2020. Avalon's overall management of material ESG issues is strong. No events or policies were identified that may negatively impact stakeholders, the environment or the Company's operations.

Sustainalytics is a leading ESG research, ratings and data firm. It assesses ESG risks of companies on a scale of 0-100, with 0 indicating the lowest risk. In January 2021, Avalon received an ESG Risk Rating of 28.9 in its industry, Diversified Metals, and ranked among the top 5% of 150 industry companies analyzed globally. Avalon is among a growing number of companies focusing exclusively on clean tech minerals development assessed per the Sustainalytics' ESG Risk Ratings methodology. It is due to this focus on a variety of rare metals and minerals that it was classified as part of the Diversified Metals industry group. While this relative ranking for Avalon is derived from a total score comparison with other companies in the industry, the five peers identified in the summary ESG Risk Rating report are meant to provide an overview per the market cap range than any direct score impact on Avalon's score.

While Avalon was classified as part of an industry group that includes mainly producing mining companies, this simply reflects the fact that Sustainalytics has not previously provided an ESG risk rating for a development stage company focused on critical minerals like Avalon.

Sustainalytics' ESG Risk Ratings provide investors with third-party validation of the company's sustainability performance, along with insights into why certain ESG issues are considered material for a company and how well a company is managing those risks. The benefits of obtaining an ESG Risk Rating include the ability to provide better access to ESG investment capital, and the ability to gain commercial benefit from the rating externally with creditors, suppliers and other stakeholders.

Comments Avalon's President and CEO, Don Bubar, "Avalon is pleased to be formally recognized as a leader in ESG performance. This third-party validation of our business model for sustainable development of critical minerals for clean technology will be an asset for us going forward, both in attracting capital to and in attracting downstream consumers of our products looking for sustainably produced materials."

About Sustainalytics

Sustainalytics, a Morningstar Company, is a leading ESG research, ratings and data firm that supports investors around the world with the development and implementation of responsible investment strategies. For more than 25 years, the firm has been at the forefront of developing high-quality, innovative solutions to meet the evolving needs of global investors. Today, Sustainalytics works with hundreds of the world's leading asset managers and pension funds who incorporate ESG and corporate governance information and assessments into their investment processes. Sustainalytics also works with hundreds of companies and their financial intermediaries to help them consider sustainability in policies, practices and capital projects. With 16 offices globally, Sustainalytics has more than 650 staff members, including more than 200 analysts with varied multidisciplinary expertise across more than 40 industry groups. For more information, visit www.sustainalytics.com.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please email Avalon President and CEO, Donald Bubar, at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements that no events or policies were identified that may negatively impact stakeholders, the environment or the Company's operations, that the benefits of obtaining an ESG Risk Rating include the ability to provide better access to ESG investment capital, and the ability to gain commercial benefit from the rating externally with creditors, suppliers and other stakeholders and that the risk rating will will be an asset for Avalon, both in attracting capital to and in attracting downstream consumers of Avlaon's products looking for sustainably produced materials. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements, Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to the parties not successfully negotiating a definitive purchase and sale agreement, the TSX not approving the transaction, the transaction not being completed on the terms set out herein, or at all, the expected benefits of the transaction and future opportunities arising out of the proposed acquisition not being realized, unanticipated market conditions, as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives with respect to its proposed acquisition of 2333383 and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.